



SECURITIES AND EXCHANGE COMMISSION

12062237

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21242

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2011 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William C. Burnside & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 N VERMILION - PO BOX 507
(No. and Street)

DANVILLE, IL 61834-0507
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE R. LINDAHL - 217-443-3310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRUCE R. LINDAHL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILLAIM C. BURNSIDE & COMPANY, INC., as of JUNE 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SUSAN JANE STRAWSER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/04/15

Bruce R Lindahl
Signature

President
Title

Susan Jane Strawser
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM C. BURNSIDE & COMPANY, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

JUNE 30, 2012

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
& BUSINESS CONSULTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

WILLIAM C. BURNSIDE & COMPANY, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

JUNE 30, 2012


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

WILLIAM C. BURNSIDE & COMPANY, INC.
TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois

We have audited the accompanying balance sheet of William C. Burnside & Company, Inc. (the Firm), as of June 30, 2012, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the year then ended. William C. Burnside & Company, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William C. Burnside & Company, Inc., as of June 30, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), William C. Burnside & Company, Inc.'s internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 14, 2012 expressed an unqualified opinion.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
August 14, 2012

WILLIAM C. BURNSIDE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2012

		2012
CURRENT ASSETS		
Cash and cash equivalents	$	46,767
Cash segregrated under federal and other regulations		951
Cash with clearing organization		42,157
		89,875
OTHER ASSETS		
Commission receivable		14,890
Investment in subsidiary		5,000
Securities owned, at fair value		9,500
Prepaid expenses		811
Prepaid income taxes		5,214
Property and equipment, net of accumulated depreciation of $53,890		40
TOTAL OTHER ASSETS		35,455
TOTAL ASSETS	$	125,330
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$	727
Accrued expenses		2,018
Commissions payable		6,000
TOTAL LIABILITIES		8,745
STOCKHOLDERS' EQUITY		
Common Stock (Par value $1) Shares authorized: 1,000,000; Shares issued and outstanding: 75,000		75,000
Additional Paid In Capital		275,000
Retained Earnings		(233,415)
TOTAL STOCKHOLDERS' EQUITY		116,585
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	125,330

The accompanying notes are an integral part of the financial statements.

WILLIAM C. BURNSIDE & COMPANY, INC.

STATEMENT OF INCOME

AS OF JUNE 30, 2012

	2012
REVENUE	
Commissions and fees	$ 483,795
Interest income	192
TOTAL REVENUE	483,987
EXPENSES	
Advertising and promotions	$ 12,093
Bank service fee	521
Broker education	1,307
Clearing and execution charges	30,314
Commission expense	302,906
Communications	8,292
Compensation and related benefits	34,679
Depreciation expense	544
Insurance	3,561
Interest	10,567
Miscellaneous	6,330
Occupancy	13,540
Office expenses	12,779
Professional fees, dues and subscriptions	21,441
Professional services	8,568
Repairs and maintenance	224
Travel and entertainment	1,706
TOTAL OPERATING EXPENSES	469,372
INCOME BEFORE INCOME TAX PROVISION	14,615
Income tax provision	3,657
NET INCOME	$ 10,958

The accompanying notes are an integral part of the financial statements.

WILLIAM C. BURNSIDE & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

AS OF JUNE 30, 2012

	Capital Stock	Additional Paid-In	Retained Earnings	Total
Balance at July 1, 2011	**$ 75,000**	**$ 250,000**	**$ (244,373)**	**$ 80,627**
Additional Paid In Capital	-	25,000	-	25,000
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Distributions			-	-
Net Income	-	-	10,958	10,958
Balance at June 30, 2012	**$ 75,000**	**$ 275,000**	**$ (233,415)**	**$ 116,585**

The accompanying notes are an integral part of the financial statements.

WILLIAM C. BURNSIDE & COMPANY, INC.

STATEMENT OF CASH FLOWS

AS OF JUNE 30, 2012

	2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 10,958
Depreciation	544
(Increase) decrease in operating assets:	
Accounts receivable	(5,538)
Prepaid expenses	(187)
Refundable income taxes	1,361
Increase (decrease) in operating liabilities:	
Accounts payable	(9,468)
Accrued expenses	(106)
Commissions payable	(15,228)
Income tax payable	(8,264)
Net Cash Provided by (Used in) Operating Activities	(25,928)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchased of property, plant and equipment	(544)
Contributions to equity	25,000
Net Cash Provided by (Used in) Investing Activities	24,456
CASH FLOWS FROM FINANCING ACTIVITIES	
Subordinated borrowing, payments	(150,000)
Net Cash Provided by (Used in) Financing Activities	(150,000)
Net increase (decrease) in cash	(151,472)
Cash - beginning of year	240,396
Cash - end of year	$ 88,924

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations–William C. Burnside & Company, Inc. (the Firm) was incorporated in the state of Illinois on September 30, 1976. The firms is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.. The Firm's principal business activity is the sale of securities and doing business as a $50,000 broker-dealer. The Firm is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

   The Firm does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Firm meets the exceptive provisions of Rule 15c3-3. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

b. Cash Equivalents–For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of June 30, 2012.

c. Use of Estimates–The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk–The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for this year.

e. Accounts Receivable–Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation–Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $544 for the period ended June 30, 2012. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising–The Firm's advertising costs are expensed as incurred. During the period under audit no advertising costs were incurred.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h. Compensated Absences–The Firm's employees are entitled to paid vacation, paid sick days and personal days off, depending on job descriptions, length of service, and other factors. It is impractical to estimate the amount of compensation for future services and, accordingly, no liability has been recorded in the accompanying financial statements. The Firm's policy is to recognize the cost of compensated absences when actually paid to employees.

i. Marketable Securities–The Firm reports its marketable securities as trading securities and are recorded at fair value. Fair value is determined by closing market price at June 30 which falls in the Level 1 hierarchy level as described in SFAS 157 *Fair Value Measurements.* Realized and unrealized gains and losses are recorded in current earnings.

j. Operating Leases–The Firm leases various office equipment through operating leases on a month to month basis. No future minimum payments are required.

NOTE 2: INVESTMENT SECURITIES

At June 30, 2012, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At June 30, 2012 there were receivables of $14,890 and payables of $6,000 accrued.

NOTE 4: INCOME TAX EXPENSE

The Firm with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an C Corporation. Income taxes are provided for the tax effects of transaction reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carry forwards, charitable contribution carry forwards, and tax credit carry forwards that are available to offset future income taxes.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. As of June 30, 2012, net capital as defined by the rules, equaled $84,929. The ratio of aggregate indebtedness to net capital was 10.30%. Net capital in excess of the minimum required was $34,929.

NOTE 6: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 7: FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB released FASB Staff Position (FSP) 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Firm adopted SFAS No. 157 for financial assets and liabilities during the year ended June 30, 2009.

SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy required that the Firm maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices or similar assets and liabilities in active markets, similar assets and liabilities in markets that are not active or can be corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flows methodologies and similar techniques that use significant unobservable inputs.

NOTE 8: COMMON STOCK

The Firm has one class of common stock that has equal rights, preferences, qualifications, limitations and restrictions. All of the stock is no par value.

The following summarizes the Firm's share of common stock at June 30, 2012:

Authorized Shares:	1,000,000
Issued Shares:	75,000
Outstanding Shares:	75,000

NOTE 9: INCOME TAXES

At June 30, 2012, the provision for income taxes consists of the following components:

Federal	$ 2,133
State	$ 1,524

Tax years ending after June 30, 2008, remain subject to examination by taxing jurisdictions.

NOTE 10: FAIR VALUE MEASUREMENTS

As of June 30, 2012, the Firm held certain financial assets and liabilities that are required to be measured at fair value on a recurring basis. The following table presents information on these assets and liabilities as well as the fair value hierarchy used to determine their fair value:

	Level 1: Quoted Prices in Active Markets for Identical Assets	Total Fair Value at June 30, 2012
AS OF JUNE 30, 2012		
Cash and cash equivalents	$ 46,767	$ 46,767
Cash with clearing organization	42,157	42,157
United States Treasury bills	9,500	9,500
TOTAL ASSETS	$ 98,424	$ 98,424

NOTE 11: COMMITMENTS AND CONTINGENCIES

On January 25, 2002, the Firms entered into an agreement with Southwest Securities, Inc. (SWS) whereby SWS, Inc. will execute and clear securities transactions for the Firm on a fully disclosed basis. The original term of the agreement was for one year and is automatically renewable until written notice of termination is given 30 days prior to termination date. Under the terms of the agreement, the Firm is prohibited from entering into a similar agreement with another broker/dealer without prior approval from SWS. The Firm has deposited $10,000 with SWS to assure the Firm's performance under the agreement. This amount is included in "Cash and Cash Equivalents" on the statement of financial condition.

NOTE 12: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $951 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange commission. None of this amount represents customer funds.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
August 14, 2012

WILLIAM C. BURNSIDE & COMPANY, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF JUNE 30, 2012

Schedule I

			2012
1.	Total ownership equity from Statement of Financial Condition		$ 116,585
2.	Deduct ownership equity not allowable for Net Capital		-
3.	Total ownership equity qualified for Net Capital		$ 116,585
4.	Add:		
	a. Liabilities subordinated to claims of general creditors allowable in		-
	b. Other deductions or allowable in computation of net capital		-
5.	Total capital and allowable subordinated liabilities		116,585
6.	Deductions and/or charges:		
	a. Total nonallowable assets from Statement of Financial Condition	31,656	
	b. Secured demand note deficiency	-	
	c. Commodity futures contracts and spot commodities-proprietary	-	
	d. Other deductions and/or charges	-	(31,656)
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		84,929
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1		
	a. Contractual securities commitments	-	
	b. Subordinated securities borrowings	-	
	c. Trading and investments securities	-	
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	-	
	d. Undue Concentrations	-	
	e. Other	-	-
10.	Net Capital		$ 84,929

The accompanying notes are an integral part of the financial statements.

WILLIAM C. BURNSIDE & COMPANY, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

FOR THE PERIOD ENDED JUNE 30, 2012

Schedule I

COMPUTATION OF NET CAPITAL REQUIREMENTS

11. Minimum net capital requested (6 2/3% of line 18)		$	583
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirements of subsidiaries computed in accordance with Note A			50,000
13. Net capital requirement (greater of line 11 or 12)			50,000
14. Excess net capital (line 10 less 13)			34,929
15. Net capital less greater of 10% of line 18 or 120% of line 12			24,929
16. Total liabilities from Statement of Financial Condition			8,745
17. Add:			
a. Drafts for immediate credit	-		
b. Market value of securities borrowed for which no equivalent value	-		
c. Other unrecorded amounts (List)	-		-
18. Total aggregate indebtedness		$	8,745
19. Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)			10.30%

The accompanying notes are an integral part of the financial statements.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois

We have audited William C. Burnside & Company, Inc's internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). William C. Burnside & Company, Inc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying audit report. Our responsibility is to express an opinion on the Firm's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, William C. Burnside & Company, Inc., maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(Continued)

(Continued)

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of William C. Burnside & Company, Inc, and our report dated August 14, 2012 expressed an unqualified opinion.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
August 14, 2012

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the June 30, 2012 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
August 14, 2012

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2010 to June 30, 2012, which were agreed to by William C. Burnside & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating William C. Burnside & Company, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). William C. Burnside & Company, Inc's management is responsible for William C. Burnside & Company, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2012 less revenues reported on the FOCUS reports for the period from January 1, 2012 to March 31, 2012, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2010 to June 30, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

(Continued)

(Continued)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
August 14, 2012

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Accountants' Report on Subordinated Debt

The Board of Directors
WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois

During the year ended June 30, 2011 the Firm had a Subordinated Debt on their financial statements; payable to a prior shareholder of the corporation. On approximately April 17, 2012 the Firm paid this debt in full. Accordingly as of June 30, 2012, the Firm had no subordinated debt recorded on their financial statements.

Sincerely,

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
August 14, 2012



Financial Industry Regulatory Authority

April 13, 2012

Mr. Bruce R. Lindahl
Vice President
William C. Burnside & Co., Inc.
111 N. Vermilion
P.O. Box 507
Danville, IL 61832

Re: Subordinated Loan Agreements

Dear Mr. Lindahl:

FINRA approves the prepayment in the amount of $150,000.00 for the below referenced Agreement as of April 13, 2012. In this regard, please advise this District office when such prepayment has been made.

Ctrl#	Lender	Amount	Type	Mature	Effective
8A-E-SLA-1180240	William C. Burnside	$150,000.00	SLA-EQT	7/30/2013	7/29/2005

It is our understanding that such prepayment will not be made if it would be inconsistent with the financial conditions stated in SEC Rule 15c3-1 and further, your firm has represented that such prepayment will not be inconsistent with these conditions.

This approval expires on May 14, 2012.

If you have any questions regarding this matter, please contact this district office or call David Hoffmeyer, Principal Regulatory Coordinator, at 312-899-4338 regarding this matter.

Sincerely,

Matthew J. Reyburn
Surveillance Director

as/segerta/subloans/burnside.prepay.doc


FINRA
Financial Industry Regulatory Authority

June 27, 2011

Mr. William C. Burnside, President
William C. Burnside & Company, Inc.
P.O. Box 507
Danville, IL 61832-0507

Re: Subordinated Loan Agreements
Extension of Maturity Dates

Dear Mr. Burnside:

The amendment extending the maturity date of the agreement listed below to the date shown is accepted by FINRA.

Ctrl#	Lender	Amount	Type	Mature	Effective
8A-E-SLA-10387	William C. Burnside	$150,000.00	SLA-EQT	7/30/2013	7/29/2005

It is important to note that the limitations required by paragraph V, which covers Permissive prepayment will run from the effective date of the original agreement, not from the date of the amended agreement.

If you have any questions regarding this matter, please contact this district office or call David Hoffmeyer, Principal Regulatory Coordinator, at (312) 899-4338.

Sincerely,

Matthew J. Reyburn
Surveillance Director

as/segerta/subloans/6400.ext.doc

Note Paid in Full 4-17-12
[illegible] L. Burnside

Investor protection. Market integrity.

Chicago District Office
55 West Monroe Street, Suite 2700
Chicago, IL 60603-5052

t 312 899 4400
f 312 606 0742
www.finra.org

WILLIAM C. BURNSIDE & CO., INC.
111 N. VERMILION ST.
DANVILLE, IL 61832


First Midwest Bank
www.firstmidwest.com

70-160-719

1549

4/17/2012

PAY TO THE ORDER OF William C Burnside Estate $ **150,000.0

One Hundred Fifty Thousand and 00/100*********************************** DOLLARS

NOT-NEGOTIABLE

AUTHORIZED SIGNATURE

MEMO

⑈001549⑈ ⑆071901604⑆ 0020847701⑈

WILLIAM C. BURNSIDE & CO., INC. 1549

William C Burnside Estate 4/17/2012
4000 · Subordinated Capit 150,000.00

NOT-NEGOTIABLE

First Midwest 150,000.00